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Full House Resorts, Inc.

(Name of Registrant as Specified In Its Charter)

Daniel R. Lee
Ellis Landau
Ray Hemmig
W.H. Baird Garrett
Bradley M. Tirpak
Craig W. Thomas

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

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Full House Resorts, Inc. (FLL)

Solicitation to Call a Special Meeting by the

Concerned Stockholders of Full House

Investor Presentation

November 12, 2014

Table of Contents

Executive Summary

- We believe the Full House Board has failed stockholders
- The stock is down 59% in the year ended September 30, 2014
- The Company has significantly underperformed the Russell 2000 index and the Dow Jones U.S. Gambling Index over one, three and five year periods
- The Company has a history of poor operations and has made poor capital allocation decisions that appear to be focused on empire building
- Despite the Company's poor performance, the Board has rewarded management with generous compensation packages
- After we called a Special Meeting, the Company changed its bylaws and initiated a sale process
- We believe the Full House Board is not capable of effectively overseeing management and is in immediate need of truly independent directors
- We believe a Special Meeting of shareholders is urgently needed to improve the Board with independent directors who can protect the interests of all shareholders during the sale process or on a go forward basis

Full House Resorts, Inc.

<u>Background</u>

- Full House, Inc. owns three casinos and manages a fourth
  - o Rising Star, Rising Sun, IN (owned) acquired in 2011
  - o Silver Slipper, Bay St. Louis, MS (owned) acquired in 2012
  - o Stockman's, Fallon NV (owned) acquired in 2007
  - o Grand Lodge, Lake Tahoe, NV (leased)
- In 2011, the Company pivoted strategy from primarily managing casinos to owning and operating acquiring properties
- Revenues at the Company's owned casinos have been falling
- 18.9 million shares outstanding, approximately $60 million in debt, $16 million in cash, with approximately $8-$12 million 'cage cash' needed for working capital
- Chairman and CEO started in March 2004
- COO has been director since 2005 and employee since 2007

Note: COO Mark Miller was appointed to the Board in May 2005. He became CFO in February 2007 and resigned from the Board. He was re-appointed director in May 2007. He became COO in May 2009

Concerned Stockholders of Full House

Background

- **Daniel R. Lee** is Managing Partner of Creative Casinos. He was previously Chairman and Chief Executive Officer of Pinnacle Entertainment (NYSE: PNK) from 2002 to 2009. In the 1990s, he was Chief Financial Officer, Treasurer and Sr. Vice President of Finance and Development at Mirage Resorts, reporting to Mirage CEO Steve Wynn. During the 1980s, Mr. Lee was a securities analyst for Drexel Burnham Lambert and CS First Boston, specializing in the lodging and gaming industries. He has served as an independent director on the boards of several public and private companies, including Myers Industries (NYSE: MYE), Gabelli Securities, Inc. and LICT Corporation (OTC: LICT). He currently holds a gaming license in the State of Nevada and has been licensed previously in Indiana and Mississippi, the three jurisdictions where the Company operates. He earned a B.S. degree in Hotel Administration and MBA, both from Cornell University.

- **Bradley M. Tirpak** is a professional investor and co-founder of Shareholder Advocates for Value Enhancement (SAVE) and a Managing Member of various investment partnerships. Prior to founding SAVE, Bradley Tirpak was a portfolio manager at Credit Suisse First Boston, Caxton Associates, and Sigma Capital Management. Between 1993 and 1996, he was the founder and CEO of Access Telecom, Inc. an international telecommunications company doing business in Mexico. Mr. Tirpak is a former Director of USA Technologies, Inc. He earned a B.S.M.E. from Tufts University and earned his MBA from Georgetown University.

- **Craig W. Thomas** is a professional investor and co-founder of Shareholder Advocates for Value Enhancement (SAVE) and a Managing Member of various investment partnerships. Prior to founding SAVE, Mr. Thomas served as a Research Analyst and Portfolio Manager at S.A.C. Capital Advisors and affiliates from 2003 to 2008. Mr. Thomas was an Analyst at Goff Moore Strategic Partners and Rainwater, Inc. from 1999 to 2001 and an Associate at The Boston Consulting Group, Inc. from 1997 to 1999. Mr. Thomas is a former director of Direct Insite, Inc. (DIRI) and Laureate Education, Inc. He earned his A.B. from Stanford University and earned his MBA from the Graduate School of Business at Stanford University.

The Concerned Stockholders collectively own 1,162,482 shares of Full House Resorts, Inc. or approximately 6.2% of the shares outstanding

Attempts to Thwart Special Meeting

Recent Bylaw Changes

- We have attempted to engage the Company since February 2014
- October 9, 2014, the Concerned Stockholders filed a 13-D and preliminary solicitation statement to call a Special Meeting
- October 13, 2014, the Company announced it is exploring strategic alternatives and has hired advisors
- October 21, 2014, the Company announced changes to its corporate bylaws giving the Board the power to delay a Special Meeting, notably past the automatic renewal date of employment contracts for the CEO and COO
- Before the changes, the Company was required to schedule the meeting with not less than 10 nor more than 50 days notice
- Recent bylaw change purports to allow the Board to delay a Meeting. We believe that if challenged, this change would be unenforceable under Delaware law

We believe the bylaw change was an attempt to entrench the Board and enrich management

Company Announces Sale

<u>Company Reacts to Concerned Stockholders</u>

- October 22, 2014 the Company announced that it will initiate a sale process
- Any sale would require lengthy review and approval by state gaming authorities
- The Company's credit agreements are approximately 18 months from expiration
- In our view, selling the Company with the credit agreements imminently due could result in a situation where the lenders or buyers have disproportionate leverage over the equity holders in any negotiation
- In the past, the Second Lien holder foreclosed on Casino Miami Jai-Alai, a highly levered casino, even after the casino being sold had found a buyer
- None of the current directors have ever run a process to sell a company
- We question the motives behind the hastily arranged sale process and do not trust the Board or management to maximize shareholder value

Our nominees have extensive transactional experience in the gaming industry

Note: A affiliate of Summit Partners foreclosed upon Florida Gaming: ABC Funding, LLC v. Florida Gaming Centers and Florida Gaming Corp., St. Lucie, Florida Circuit Court Case #: 56-2012-CA-003525

Shares Have Underperformed

Share Price Performance

- Shares have underperformed the Russell 2000 and the Dow Jones U.S. Gambling Index for the one, three, and five year periods

Period	Five Year	Three Year	One Year	
	9/30/2009	9/30/2011	9/30/2013	9/30/2014
Full House Resorts, Inc.	$2.71	$2.74	$2.78	$1.15
% Change through 9/30/14	**-58%**	**-58%**	**-59%**	
Russell 2000	604.28	644.16	1073.78	1101.67
% Change through 9/30/14	**82%**	**71%**	**3%**	
Dow Jones U.S. Gambling Index	368.65	469.83	819.04	842.53
% Change through 9/30/14	**129%**	**79%**	**3%**	

The current Board has presided over the entire collapse in stockholder value

Note: Returns calculated through September 30, 2014. Preliminary consent statement filed on October 9, 2014

Stockholders Have Lost Money

Share Price Performance



Stockholders have lost approximately 59% in the past year

Note: From September 30, 2013 to September 30, 2014. Preliminary consent statement filed on October 9, 2014

Reasons for Change

Poor Operations and Poor Capital Allocation

- The Company's operations have performed poorly and it has lost valuable business

- Each of the Company's three owned casinos has seen revenues decline YTD in 2014

- The Company made three acquisitions and built a hotel that have not created value for stockholders

- The Company proposed an equity offering to dilute stockholders by 90% in January 2014 below book value without announcing the use of proceeds

- Despite three poorly performing acquisitions, the Company pursued another large acquisition of the Fitz Tunica in March 2014

- The acquisition attempt failed and the Company lost over $2 million from its deposit and fees by failing to manage the risks inherent in the deal

- The Company needed to obtain waivers to its First and Second Lien Credit Agreements seven days after announcing the acquisition

Poor Operating Performance
Rising Star

Poor Operations at the Rising Star

- Acquired Rising Star in Rising Sun, Indiana in April 2011

- Disclosed price of $43 million did not include deal fees or working capital so cash on cash returns are worse than advertised

- Purchased property that is difficult to access from greater Cincinnati

- At the time of acquisition, Rising Star revenues were down 28% from the 2006 peak of approximately $152 million

- Four new casinos in Ohio were scheduled to open that were expected to increase pressure on Rising Star

- Even after the Company renovated the existing hotel and built 104 room addition, total revenues have dropped another 26.6% YTD in 2014 through September

- Company took a $11.5 million write down in Q2 2014 for the acquisition

Before the Rising Star acquisition, competition was clearly on the horizon

Note: On September 10, 2010 the day the Rising Star acquisition was announced, the Cincinnati Enquirer wrote an article highlighting the competition being built in the Cincinnati market

Concerned Stockholders of Full House

Poor Operating Performance

Rising Star

Poor Operations at the Rising Star



Rising Star Total Monthly Gaming Revenues Since Acquisition
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14



Rising Star Quarterly EBITDA
3500
3000
2500
2000
1500
1000
500
0
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Tax Relief
Adjusted EBITDA

Even with a new hotel, total gaming revenues have declined 26.6% YTD in 2014

Note: Rising Star was acquired April 1, 2011. For the three months ended September 30, 2014, the Company realized a tax savings of $1.2 million, due to the lower tax structure in Indiana.

Poor Operating Performance
Silver Slipper

Poor Operations at the Silver Slipper

Period	Silver Slipper Gross Gaming Revenues (000's)	MS Gulf Coast Counties Revenues (000's)	Silver Slipper YOY % Change	MS Gulf Counties YOY % Change
Q4 2012	12,861	254,223		
Q1 2013	13,710	274,006		
Q2 2013	13,370	264,637		
Q3 2013	12,964	274,591		
Q4 2013	11,585	251,089	-9.9%	-1.2%
Q1 2014	12,321	275,651	-10.1%	0.6%
Q2 2014	12,447	267,348	-6.9%	1.0%
Q3 2014	12,111	278,083	-6.6%	1.3%

Silver Slipper has underperformed the market since its been owned by Full House

Note: Silver Slipper was acquired October 1, 2012. Prior data for comparable analysis not provided by the Company. Mississippi Gulf Coast Counties market defined by the Mississippi Gaming Commission and includes Biloxi, Bay St. Louis, and Waveland

History of Losing Management Contracts

History of Losing Management Contracts

- Historically, Full House managed casinos for third parties
- The Nambé Pueblo Indian Tribe in New Mexico severed business ties with the company in 2008
- The Company pursued opening a casino with the Northern Cheyenne Tribe in Montana, which resulted in $0.7mm write off in 2010
- Lost contract to manage the Harrington casino in Delaware in 2011
- Lost contract to manage the Buffalo Thunder casino in New Mexico in September 2014

We believe management failed to generate value with the previous strategy of managing casinos, and have failed to build value with the new strategy too

History of Poor Capital Allocation

Poor Capital Allocation - Rising Star Hotel

The Company invested approximately $8 million in an off-balance sheet transaction to open a new, 142-guest room hotel tower in November 2013 that is across the parking lot from the casino entrance

Use of the new hotel has been low…

… while nearest competitors, without new hotels, are down about the same

Only 35% Utilization at New Hotel Tower

2014 YTD Change in Gross Gaming Revenues





History is Repeating at Silver Slipper

Poor Capital Allocation

- Silver Slipper purchased for $69.3mm, plus deal fees of $1.6mm, working capital of $2.9mm, and loan origination fees of $5.8mm*
- Analysts reported the purchase price was 6.0 – 6.25x trailing EBITDA.** In our view, the real multiple was closer to 8.2x forward EBITDA.
- Average industry acquisition multiple was 6.9x forward EBITDA in 2012***
- Purchased another property that is difficult to access via road from Interstate
- Silver Slipper has underperformed the Mississippi Gulf Coast market since the company completed the acquisition; revenues down 8.5% YTD in 2014
- Competition (DHCC) has received Mississippi Gaming Commission approval for a new $185mm casino and hotel at Diamondhead less than 16 miles away
- Jacobs Entertainment is seeking to build a second casino in Diamondhead
- Company is building a new hotel, construction delayed, counterparty risk
- Hotel opening date has slipped from Q4 2014 to Q1 2015

Notes: *The Company also wrote off $1.7mm in debt issuance costs on prior debt and incurred severance charges. **Stern Agee Report April 2012.
*** Wells Fargo Securities estimates the average forward EBITDA multiple was 6.9x in 2012

Concerned Stockholders of Full House

Counterparty Risk at Silver Slipper

<u>Silver Slipper $18 million hotel project</u>

- Initial fixed price contract called for September 2014 completion, construction has been delayed at least once
- WHD Silver Slipper, LLC., a SPV of Wright Hotel Development, Inc. has been retained for $13.9 million of the project
- The performance guarantee of WHD Silver Slipper, LLC. is provided by an affiliate named Sure Bet, LLC and is capped at $500k
- Sure Bet, LLC provided a guaranty secured by a second position trust deed on a commercial building located in Newport, Oregon with a tattoo parlor for a tenant



Wright Hotel Development, Inc. Corporate HQ


ATM

Tattoo Parlor, Newport, Oregon

Board Sanctioned Dilution

Poor Capital Allocation

- 12/31/2013, FLL had 18.8mm shares outstanding
- 1/8/2014, the company filed an S-1 to sell up to $46mm worth of stock with <u>no specific explanation</u> for use of funds. That day FLL closed at $2.65
- The proposed offering at $2.65 would have diluted shareholders by approximately 17.3mm shares or <u>more than 90%</u>
- 3/24/2014, FLL announced an acquisition of Fitz Tunica
- 5/29/2014, FLL closed at $1.41, the company cancelled the offering
- 8/27/2014, FLL announced it had lost $1.7mm of its deposit and $300k in fees
- 9/30/2014, FLL closed at $1.15

In our view, management pursued a poorly thought out empire building strategy and shareholders lost more than 50% of their investment

Acquisitions Lead to Massive Write-Offs

Poor Capital Allocation

- We believe the Company overpays for acquisitions
- Actual numbers for acquisitions are worse as Rising Star and Silver Slipper announced purchase prices did not include working capital or deal fees
- The Company has acquired three casinos and taken $20 million in write-offs including:
  - $4.5 million in Q3 2011 at Stockman's Casino
  - $4.0 million in Q3 2013 at Stockman's Casino
  - $11.5 million in Q2 2014 at Rising Star Casino
- The $20 million in write-offs total more that $1.05 per share versus a share price on September 30, 2014 of $1.15

The Company's acquisition strategy has destroyed value

Acquisitions Have Destroyed Value

Poor Capital Allocation

- Company bought Stockman's for $27.1 million in 2007, sold the adjacent hotel for $6.1 million for a net investment of $21 million
- In December 2011, the Company's core assets were approximately $13.2 million in cash, the Stockman's Casino, and the FireKeepers joint venture
- In 2012, the Company divested its portion of the FireKeepers JV for $49.6 million and paid $21.8 million in tax
- Pro-forma, without the Rising Star and Silver Slipper acquisitions, the Company would have owned Stockman's and had approximately $40 million in cash or $2.12. The Company traded as of September 30, 2014 at $1.15

Property	Purchase Price*
Stockman's	$27 million
Rising Star	$43 million
Silver Slipper	$70 million
Total	$140 million

Shares	18.9 million
Price	$1.15
Market Cap	$22 million
Net Debt	$44 million
Enterprise Value	$66 million

The Company purchased three casinos for a total of $140 million and the current enterprise value is less than 50% of what the Company paid

Note: Purchase price excludes working capital, dispositions, hotel renovations and additions, and financing fees which would increase the purchase price at least $30 million

Questionable Governance

Governance

- Management representatives comprise 40% of the current five person Board
- Chairman is not independent
- Every "Independent" has a past working relationship with the CEO
- The Concerned Stockholders have repeatedly attempted to engage constructively with management and the Board with no success
- The Company does not have a majority vote standard
- After the Concerned Stockholders filed their preliminary Solicitation Statement, the Board amended the bylaws on October 21, 2014, which reduced shareholder rights and gave the Board the power to delay any Special Meeting

Independent Board Historical Overlap



- Showboat Inc.

Hilliou (VP)
Braunlich, Marshall (various roles)
Miller (various roles)

- American Bingo & Gaming

Hilliou (President, CEO)
Adams (Director)

- Golden Nugget

Hilliou (VP)
Braunlich (various roles)

Hilliou (CEO)
Adams (Director)

- Vision Gaming & Technology

The current Board has been associated for a long time and overseen the entire loss of shareholder value

Questionable Compensation Practices

Governance

- Despite consistent underperformance, executive compensation of the CEO and COO is up 68% in the past five years
- Compensation is not visibly tied to organic growth, return on capital, or shareholder returns
- Compensation is set on a study conducted in 2010 and a bonus plan written in 2006
- Company does not reveal comparable companies used to set compensation
- Employment contracts automatically renew every two years

Compensation



Management Compensation

■ Andre Hilliou   ■ Mark Miller

Independent Board Not Aligned

Governance

- Independents have a combined 23 years of service on the Board
- Independents receive approximately $50,000 in cash and stock each year
- Independents own only 58,900 shares in the aggregate – collectively less than $70,000 worth of stock after 23 years of combined service

Director	Joined Board	Years at FLL	Shares Owned	Stock Price at Start*	Performance*
Kenneth Adams	Jan. 2007	7	24,900	$3.91	Down 71%
Dr. Carl Braunlich	May 2005	9	18,000	$1.60	Down 28%
Kathleen Marshall	Jan. 2007	7	16,000	$3.91	Down 71%
Totals		23	58,900		

Our nominees can help the incumbents with the sale process

Note: Closing price as of last trading day of the month in which director began Board service through September 30, 2014

Special Meeting is Urgent

Immediate Action is Needed

- The Company violated its financial covenants in its First and Second Lien Credit Agreements in the first two quarters of 2014
- To obtain waivers, the Company paid fees and agreed to pay the Second Lien holder an increased interest rate of 14.25%
- The Company's credit facilities expire in approximately 18 months
- Despite their track record, management has proposed four new projects (two in New York, two in Kentucky)
- Management has now initiated a rushed sale process and is being advised by Macquarie Capital, which is the same group that advised them on prior acquisitions, proposed dilution, and arranged the high cost debt
- In our view, announcing a sale, with the credit agreements imminently due, could result in a dangerous situation where the lenders can decide the Company's fate
- None of the independent directors has experience selling companies or casinos

Plans for Special Meeting

The Special Meeting

- Per the bylaws, 40% of Stockholders must request the Special Meeting

- We plan to present a proposal to stockholders that will increase the size of the Board from five to ten directors

- We intend to nominate five highly qualified independent directors who possess the experience, qualities, and skills that are needed on the Company's Board

- Our nominees have substantial experience in gaming, financial services, retail, law, and corporate governance

Concerned Stockholders will present a detailed turnaround plan prior to the Special Meeting

Concerned Stockholders of Full House

Stockholders Support Immediate Call

Shareholder Support the Special Meeting

- Allen E. Paulson was the founder of the Company and served as the CEO from 1994 until 2000. He was also the founder Gulfstream Aerospace
- The Allen E. Paulson Living Trust, a significant shareholder, wrote an open letter to support a Special Meeting dated October 20, 2014

> *"As a stockholder with a long history with the Company and after careful consideration, we have determined at this time that the Allen E. Paulson Living Trust will support the call to convene such a special meeting."*

- After the Company announced its sale process and changed the bylaws, the trust wrote a second open letter dated October 28, 2014

> *"As stockholders of the Company, we are troubled by the lack of transparency provided with respect to the Company's evaluation of strategic alternatives. We would like to better understand, among other things, the Board's process for selecting an investment bank, and what factors were considered by the Board in its determination that a sale process was in the best interests of the Company and its stockholders."*

After marketing with the Company, on October 9, 2014, one analyst wrote
"We are not completely surprised for investors to be taking more of an activist role"

Appendix: Proposed Nominees

<u>We intend to nominate Daniel Lee, Bradley Tirpak and these three individuals:</u>

- **Ellis Landau** is a private investor and serves on the Board of Managers of ALST Casino Holdco, LLC, a holding company for Aliante Hotel and Casino. From 1990 through 2006, he was the Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation (BYD). Mr. Landau previously worked for Ramada Inc., later known as Aztar Corporation, where he served as Vice President and Treasurer, as well as U-Haul International and the Securities and Exchange Commission. From 2007 to 2011, Mr. Landau was a member of the Board of Directors of Pinnacle Entertainment, Inc. (PNK). He is currently a director of Data Driven Delivery Systems, a private medical service and management company where he serves as Chairman of the Audit Committee. He is also a director of A-Mark Precious Metals Inc. (AMRK), a public, full service precious metals trading company where he serves as Chairman of the Audit Committee and a member of the Compensation Committee. He earned his BA in economics from Brandeis University and his M.B.A. in finance from Columbia University.

- **W.H. Baird Garrett** is an attorney at VLP Law Group and the Chair of its Technology Transactions practice group.   Mr. Garrett has extensive experience in corporate law, having represented clients as diverse as The Walt Disney Company and the venture capital firm of Kleiner, Perkins, Caufield and Byers. He specializes in the negotiation of complex commercial transactions, particularly those involving new technology and intellectual property, such as the purchase and licensing of gaming devices and on-line gaming software. Mr. Garrett previously practiced law at the law firm of Wilson, Sonsini, Goodrich and Rosati in Palo Alto, CA and Seattle, WA. Prior to entering private practice, he clerked for the Delaware Court of Chancery. He holds a B.A. from Pennsylvania State University, an M.A. from the University of Chicago and a J.D. from the University of Virginia School of Law.

- **Ray Hemmig** is a the founder of Retail and Restaurant Growth Capital, a SBIC which has provided growth capital to 15 emerging retail and restaurant companies. He is the former Chairman and CEO of Ace Cash Express (AACE) and has served as a director on many other public and private company boards including Communications World (COMW), Party City (PCTY), On the Border (OTBC), and Restoration Hardware (RSTO) and Buffet Partners L.P. Earlier in his career, Mr. Hemmig worked at J.C. Penny, Hickory Farms and Grandy's Restaurants. He was a Director of the Institute for Excellence in Corporate Governance (IECG) and is a member of the Advisory Board at the Jindal School of Management at the University of Texas at Dallas. He has also served various industry & non-profit organizations including the Dallas Restaurant Association, the National Restaurant Association, the International Franchise Association and the North Texas Food Bank.

Appendix: Timeline of Our Involvement

Timeline 2014

- 1/8 — FLL files S-1 with more than 90% dilution
- 2/6 — Tirpak writes <u>private</u> letter to the Board asking for the Company to a) open the nomination deadline b) put the dilution to a vote and c) evaluate other strategic alternatives
- 3/24 — FLL announces a $65mm acquisition of the Fitz Tunica
- 3/31 — Tirpak calls Director Kathleen Marshall and Dr. Carl Braunlich. Ms. Marshal indicates she never received a copy of Tirpak's letter which was sent to the Board
- 5/14 — FLL Announces Q1 Results and that Company had breached first and second lien credit agreement covenants on 3/31
- 5/27 — Tirpak request calls with management. Shuffled to outsourced IR Firm – who was not aware of the debt covenants
- 5/29 — FLL cancels Fitz Tunica acquisition and withdraws S-1
- 6/1-30 — Thomas has call with Hilliou; further attempts at follow-on calls and emails received no response
- 6/26 — Tirpak send e-mail with offer to help with debt financing to Company; offer rejected
- 7/18 — FLL signs new second lien credit agreement with an increased interest rate of 14.25%
- 7/29 — Tirpak sends second <u>private</u> letter to the Board
- 8/7 — FLL announces Q2 and stock hits $1. Tirpak's attempts to ask questions on the conference call were rejected. Other shareholders were afforded the opportunity to ask questions
- 8/10 — Tirpak and Thomas requests calls and meetings with management to discuss deteriorating operations
- 8/27 — Company announces it has lost $1.7mm deposit on Fitz Tunica and spent $300k in deal fees
- 10/9 — Concerned Stockholders file preliminary solicitation statement to call a Special Meeting
- 10/13 — Company announces it is evaluating strategic alternatives
- 10/17 — The Allen E. Paulson Living Trust, the trust of the former CEO and founder of the Company and a large shareholder, issues a public letter in support of the Special Meeting*
- 10/21 — Company changes bylaws
- 10/22 — Company announces it will seek a buyer

The Trust of the founder & former CEO publicly supports the Special Meeting request

Concerned Stockholders of Full House

Appendix: Andre Hilliou

Management

- President, CEO and Chairman of the Board of Directors of American Bingo & Gaming, Inc. (later known as Littlefield Corporation, LTFD) (1998-99)
- Littlefield suffered chaotic leadership during Hilliou's term as President, CEO & Chairman (Form 10-KSB FYE December 31, 2000)
- In the opinion of the successor team, the team headed by Hilliou had created a structure which was excessive and ineffective
- Too much power was concentrated in the hands of a single individual without the creation of checks and balances
- From an American Bingo & Gaming Corp, 1999 10-K:

  "Mr. Hilliou was unable to forge and execute a strategic vision for the Company and was further unable to inspire the Board of Directors to work effectively together. After almost a year of internecine warfare, six members of the Board of Directors and the Management team resigned in mid-1999 shortly after the Company's Annual Meeting."

Note: AMERICAN BINGO & GAMING CORP, 1999 10K http://www.sec.gov/Archives/edgar/data/931683/000101540200000859/0001015402-00-000859.txt

Concerned Stockholders of Full House

Disclaimer

- **DISCLAIMER REGARDING THIS PRESENTATION**

- BRADLEY M. TIRPAK, CRAIG W. THOMAS AND DANIEL R. LEE (COLLECTIVELY, THE "CONCERNED STOCKHOLDERS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING WHITE REQUEST CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF FULL HOUSE RESORTS, INC. IN CONNECTION WITH THE CONCERNED STOCKHOLDERS' INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT TO CALL A SPECIAL MEETING. ALL STOCKHOLDERS OF FULL HOUSE RESORTS, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY THE CONCERNED STOCKHOLDERS, W.H. BAIRD GARRETT, RAY HEMMIG AND ELLIS LANDAU (COLLECTIVELY, THE "PARTICIPANTS") BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF FULL HOUSE RESORTS, INC. AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, MORROW & CO., LLC, WHICH IS ASSISTING THE CONCERNED STOCKHOLDERS IN THIS SOLICITATION, WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD WITHOUT CHARGE UPON REQUEST BY CALLING (203) 658-9400 OR TOLL-FREE AT (800) 662-5200.

- INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE CONSENT STATEMENT ON SCHEDULE 14A FILED BY THE CONCERNED STOCKHOLDERS WITH THE SEC ON OCTOBER 28, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

- This presentation is for general information purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of the Concerned Stockholders of Full House and are based on or derived from publicly available information. Certain financial information and data used herein has been obtained from analyst reports, the press, state gaming regulators, and filings made with the SEC by the issuer or other companies that may be comparable.

- Except for the historical information contained in this presentation, this presentation, including the analyses and views of the Concerned Stockholders of Full House contained herein, include forward-looking statements with respect to, among other things, the operating performance of Full House Resorts, Inc. (FLL). These statements may be identified by the use of forward looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of FLL. The Concerned Stockholders' views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially, and have been included solely for illustrative purposes. These risks and uncertainties include, among others, the ability to successfully solicit sufficient Request Cards to call a Special Meeting and the ability to expand the Board and to elect the Concerned Stockholders' nominees to Company's Board of directors, the ability of Concerned Stockholders' nominees to influence management of FLL and to improve the operating performance of FLL, and risk factors associated with the business of FLL, as described in FLL's 10-K for the fiscal year ended December 31, 2013, and in other periodic reports of FLL, which are available at no charge at the website of the SEC indicated above

- Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. The Concerned Stockholders recognize that there may be confidential information in the possession of FLL that could lead FLL to disagree with the Concerned Stockholders ' conclusions. Other shareholders or potential shareholders of FLL should make their own determination concerning an investment in FLL. The Concerned Stockholders reserve the right to change any of its views expressed herein at any time as it deems appropriate. The Concerned Stockholders disclaim any obligations to update the information contained herein.